SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                            _________________________

                                  SCHEDULE 13G
                                 (Rule 13d-102)

                    INFORMATION TO BE INCLUDED IN STATEMENTS
                  FILED PURSUANT TO RULES 13d-1(b), (c) AND (d)
                AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(b)
                              (Amendment No. )(1)

                               PanAmerican Bancorp

                                (Name of Issuer)

                     Common Stock, par value $.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    697938207
--------------------------------------------------------------------------------
                                 (CUSIP NUMBER)

                                   May 2, 2005

             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                  / /   Rule 13d-1(b)
                  /X/   Rule 13d-1(c)
                  / /   Rule 13d-1(d)

-----------------------------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-----------------------------------------------------------------------------
NAME OF REPORTING PERSONS: Jeffrey A. Miller
I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
-----------------------------------------------------------------------------
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                              (a)    0
                                                              (b)   |X|
-----------------------------------------------------------------------------
SEC USE ONLY

-----------------------------------------------------------------------------
CITIZENSHIP OR PLACE OF ORGANIZATION        United States of America

-----------------------------------------------------------------------------
    NUMBER OF   SOLE VOTING POWER                                          0
      SHARES
   BENEFICIALLY
     OWNED BY
       EACH
     REPORTING
   PERSON WITH
-----------------------------------------------------------------------------
                SHARED VOTING POWER                                  764,100

-----------------------------------------------------------------------------
                SOLE DISPOSITIVE POWER                                     0

-----------------------------------------------------------------------------
                SHARED DISPOSITIVE POWER                             764,100

-----------------------------------------------------------------------------
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON         764,100


-----------------------------------------------------------------------------
CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
CERTAIN SHARES*
-----------------------------------------------------------------------------
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)                      7.46%

-----------------------------------------------------------------------------
TYPE OF REPORTING PERSON*                                                 IN

-----------------------------------------------------------------------------

                      *SEE INSTRUCTION BEFORE FILLING OUT!

---------------------------------------------------------------------------
NAME OF REPORTING PERSONS: Eric D. Jacobs
I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
---------------------------------------------------------------------------
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                         (a)     0
                                                         (b)    |X|
---------------------------------------------------------------------------
SEC USE ONLY

---------------------------------------------------------------------------
CITIZENSHIP OR PLACE OF ORGANIZATION        United States of America

---------------------------------------------------------------------------
    NUMBER OF    SOLE VOTING POWER                                       0
      SHARES
   BENEFICIALLY
     OWNED BY
       EACH
     REPORTING
   PERSON WITH
---------------------------------------------------------------------------
                 SHARED VOTING POWER                               764,100

---------------------------------------------------------------------------
                 SOLE DISPOSITIVE POWER                                  0

---------------------------------------------------------------------------
                 SHARED DISPOSITIVE POWER                          764,100

---------------------------------------------------------------------------
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON       764,100


---------------------------------------------------------------------------
CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
CERTAIN SHARES*
---------------------------------------------------------------------------
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)                    7.46%

---------------------------------------------------------------------------
TYPE OF REPORTING PERSON*                                               IN

---------------------------------------------------------------------------

                      *SEE INSTRUCTION BEFORE FILLING OUT!

----------------------------------------------------------------------------
NAME OF REPORTING PERSONS: Miller & Jacobs Capital, L.L.C.
I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)  13-3920489
----------------------------------------------------------------------------
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                     (a)    0
                                                     (b)   |X|
----------------------------------------------------------------------------
SEC USE ONLY

----------------------------------------------------------------------------
CITIZENSHIP OR PLACE OF ORGANIZATION        U.S. Virgin Islands

----------------------------------------------------------------------------
    NUMBER OF    SOLE VOTING POWER                                        0
      SHARES
   BENEFICIALLY
     OWNED BY
       EACH
     REPORTING
   PERSON WITH
----------------------------------------------------------------------------
                 SHARED VOTING POWER                                764,100

----------------------------------------------------------------------------
                 SOLE DISPOSITIVE POWER                                   0

----------------------------------------------------------------------------
                 SHARED DISPOSITIVE POWER                           764,100

----------------------------------------------------------------------------
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON        764,100


----------------------------------------------------------------------------
CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
CERTAIN SHARES*
----------------------------------------------------------------------------
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)                     7.46%

----------------------------------------------------------------------------
TYPE OF REPORTING PERSON*                                                CO

----------------------------------------------------------------------------

                       *SEE INSTRUCTION BEFORE FILLING OUT

-----------------------------------------------------------------------------
NAME OF REPORTING PERSONS: Acadia Master Fund I, Ltd.
I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
-----------------------------------------------------------------------------
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                         (a)     0
                                                         (b)    |X|
-----------------------------------------------------------------------------
SEC USE ONLY

-----------------------------------------------------------------------------
CITIZENSHIP OR PLACE OF ORGANIZATION        Cayman Islands

-----------------------------------------------------------------------------
    NUMBER OF    SOLE VOTING POWER                                         0
      SHARES
   BENEFICIALLY
     OWNED BY
       EACH
     REPORTING
    PERSON WITH
-----------------------------------------------------------------------------
                 SHARED VOTING POWER                                 764,100

-----------------------------------------------------------------------------
                 SOLE DISPOSITIVE POWER                                    0

-----------------------------------------------------------------------------
                 SHARED DISPOSITIVE POWER                            764,100

-----------------------------------------------------------------------------
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON         764,100


-----------------------------------------------------------------------------
CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
CERTAIN SHARES*
-----------------------------------------------------------------------------
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)                      7.46%

-----------------------------------------------------------------------------
TYPE OF REPORTING PERSON*                                                 CO

-----------------------------------------------------------------------------

Item 1(a).        Name of Issuer:

                           PanAmerican Bancorp

Item 1(b).        Address of Issuer's Principal Executive Offices:

                           3400 Coral Way
                           Miami, Florida 33145

Item 2(a).        Name of Persons Filing:

                           Jeffrey A. Miller
                           Eric D. Jacobs
                           Miller & Jacobs Capital, L.L.C.
                           Acadia Master Fund I, Ltd.
                           (collectively, the "Reporting Persons")

Item 2(b).        Address of Principal Business Office or, if None, Residence:

                  The principal business address of Jeffrey A. Miller, Eric D. Jacobs, and Miller & Jacobs Capital, L.L.C. is:

                           P.O. Box 26039 Gallows Bay Station
                           Christiansted, St. Croix, USVI 00824

                  The principal business address of Acadia Master Fund I, Ltd.
                  is:

                           c/o Butterfield Fund Services (Bermuda) Limited Rosebank Centre
                           11 Bermudiana Road
                           Hamilton HM 08
                           Bermuda

Item 2(c).        Citizenship:

                           Jeffrey A. Miller:  United States of America
                           Eric D. Jacobs:  United States of America
                           Miller & Jacobs Capital, L.L.C. is organized in the
                            U.S. Virgin Islands
                           Acadia Master Fund I, Ltd. is organized in the Cayman
                            Islands

Item 2(d).        Title of Class of Securities:

                           Common Stock, par value $.01 per share

Item 2(e).        CUSIP Number:

                           697938207

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:
                                                 Not Applicable

                      (a)       [ ] Broker or dealer registered under
                                    Section 15 of the Exchange Act;

                      (b)       [ ] Bank as defined in Section 3(a)(6) of
                                    the Exchange Act;

                      (c)       [ ] Insurance Company as defined in Section
                                    3(a)(19) of the Exchange Act;

                      (d)       [ ] Investment Company registered under
                                    Section 8 of the Investment Company Exchange
                                    Act;

                      (e)       [ ] Investment Adviser in accordance with
                                    Rule 13d-1(b)(1)(ii)(E);

                      (f)       [ ] Employee Benefit Plan or Endowment Fund
                                    in accordance with Rule 13d-1(b)(1)(ii)(F);

                      (g)       [ ] Parent Holding Company or Control Person
                                    in accordance with Rule 13d-1(b)(1)(ii)(G);

                      (h)       [ ] Saving Association as defined in Section
                                    3(b) of The Federal Deposit Insurance Act;

                      (i)       [ ] Church Plan that is excluded from the
                                    definition of an Investment Company under
                                    Section 3(c)(14) of the Investment Company
                                    Act;

                      (j)       [ ] Group, in accordance with Rule
                                    13d-1(b)(1)(ii)(J).

Item 4.           Ownership.

                  A. Jeffrey A. Miller

                  (a)  Amount beneficially owned:                        764,100
                  (b)  Percent of Class:                                   7.46%
                  (c)  Number of shares as to which such person has:

                      (i)  Sole power to vote or direct the vote:              0
                      (ii) Shared power to vote or to direct the vote:   764,100
                      (iii)Sole power to dispose or direct the disposition of:
                                                                               0
                      (iv) Shared power to dispose or to direct the disposition
                           of                                            764,100


                  B. Eric D. Jacobs

                  (a)  Amount beneficially owned:                        764,100
                  (b)  Percent of Class:                                   7.46%
                  (c)  Number of shares as to which such person has:

                      (i)  Sole power to vote or direct the vote:              0
                      (ii) Shared power to vote or to direct the vote:   764,100
                      (iii)Sole power to dispose or direct the disposition of:
                                                                               0
                      (iv) Shared power to dispose or to direct the disposition
                           of:                                           764,100


                  C. Miller & Jacobs Capital, L.L.C.

                  (a)  Amount beneficially owned:                        764,100
                  (b)  Percent of Class:                                   7.46%
                  (c)  Number of shares as to which such person has:

                      (i)  Sole power to vote or direct the vote:              0
                      (ii) Shared power to vote or to direct the vote:   764,100
                      (iii)Sole power to dispose or direct the disposition of:
                                                                               0
                      (iv) Shared power to dispose or to direct the disposition
                           of:                                           764,100


                  D. Acadia Master Fund I, Ltd.

                  (a)  Amount beneficially owned:                        764,100
                  (b)  Percent of Class:                                   7.46%
                  (c)  Number of shares as to which such person has:

                      (i)  Sole power to vote or direct the vote:              0
                      (ii) Shared power to vote or to direct the vote:   764,100
                      (iii)Sole power to dispose or direct the disposition
                           of:                                                 0
                      (iv) Shared power to dispose or to direct the disposition
                           of:                                           764,100


         As calculated in accordance with Rule 13d-3 of the Securities Exchange Act of 1934, as amended, Jeffrey A. Miller, Eric D. Jacobs, Miller & Jacobs Capital, L.L.C. and Acadia Master Fund I, Ltd. beneficially own 764,100 shares of the Issuer's Common Stock (which includes 514,100 shares of Common Stock and 250,000 warrants exercisable into Common Stock within 60 days), representing 7.46% of the Common Stock. Mr. Miller and Mr. Jacobs do not directly own any shares of Common Stock, but they do indirectly own 764,100 shares of Common Stock in their capacity as the sole managers and members of Miller & Jacobs Capital, L.L.C., a U.S. Virgin Islands limited liability company ("MJC"), which in turn (a) serves as the investment manager for Acadia Master Fund I, Ltd., a Cayman Islands exempted company ("Acadia Ltd."), (b) serves as a sub-advisor with discretionary investment advisory authority for Acadia Life International, Ltd., a Bermuda corporation ("Life"), and (c) serves as a sub-advisor with discretionary investment advisory authority for Avant Garde Investment, Ltd., a British Virgin Islands corporation ("Avant Garde").

Item 5.           Ownership of Five Percent or Less of a Class.

                           If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [ ]

Item 6.           Ownership of More than Five Percent on Behalf of Another
                  Person.

                           Each of Acadia Ltd., Life and Avant Garde have the right to receive dividends and the proceeds from the sale of the shares of Common Stock held by such person.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

                           Not Applicable

Item 8.           Identification and Classification of Members of the Group.

                           Not Applicable

Item 9.           Notice of Dissolution of Group.

                           Not Applicable

Item 10.          Certification.

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  May 11, 2005

                                  /s/ Jeffrey A. Miller
                                  ---------------------
                                  Jeffrey A. Miller



                                  /s/ Eric D. Jacobs
                                  ------------------
                                  Eric D. Jacobs



                                  MILLER & JACOBS CAPITAL, L.L.C.


                                  By: /s/ Eric D. Jacobs
                                  ----------------------
                                  Name:  Eric D. Jacobs
                                  Title:  Managing Member



                                  ACADIA MASTER FUND I, LTD.


                                  By:  /s/ William Walmsley
                                  -------------------------
                                  Name:   William Walmsley
                                  Title:  Director




                                  EXHIBIT INDEX


Exhibits
--------

1.                Joint Filing Agreement, dated May 11, 2005, amongst Jeffrey A.
                  Miller, Eric D. Jacobs, Miller & Jacobs Capital, L.L.C., and Acadia Master Fund I, Ltd.

                                    EXHIBIT 1
                                    ---------




                             JOINT FILING AGREEMENT



         The undersigned hereby agree that this Statement on Schedule 13G with respect to the beneficial ownership of shares of Common Stock of PanAmerican Bancorp is filed jointly on behalf of each of them.

Dated: May 11, 2005


                                  /s/ Jeffrey A. Miller
                                  ---------------------
                                  Jeffrey A. Miller



                                  /s/ Eric D. Jacobs
                                  ------------------
                                  Eric D. Jacobs



                                  MILLER & JACOBS CAPITAL, L.L.C.


                                  By: /s/ Eric D. Jacobs
                                  ----------------------
                                  Name: Eric D. Jacobs
                                  Title:  Managing Member



                                  ACADIA MASTER FUND I, LTD.


                                  By:  /s/ William Walmsley
                                  -------------------------
                                  Name:   William Walmsley
                                  Title:  Director